Exhibit 8.1

LIST OF SUBSIDIARIES

Name of Subsidiary	Country of Incorporation
Nova Measuring Instruments Inc.	Delaware, U.S.
Nova Measuring Instruments K.K.	Japan
Nova Measuring Instruments Taiwan Ltd.	Taiwan
Nova Measuring Instruments Korea Ltd.	Korea
Nova Measuring Instruments GmbH	Germany
ReVera Incorporated*	Delaware, U.S.

* A wholly-owned subsidiary of Nova Measuring Instruments Inc.

Nova measuring Instruments Netherlands B.V., a wholly owned subsidiary of the Company, was liquidated on 21.07.2016.